UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13 a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
       For the month of August, 2005
Perusahaan Perseroan (Persero) PT TELEKOMUNIKASI INDONESIA

(Translation of registrant’s name into English)
Jalan Japati No. 1 Bandung-40133 INDONESIA

(Address of principal executive office)
[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F Form 20-F ☑ Form 40-F ☐
[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 Yes ☐ No ☑
[If “yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

Perusahaan Perseroan (Persero)
PT TELEKOMUNIKASI INDONESIA

(Registrant)

Date August 5, 2005	By	/s/ Rochiman Sukarno
(Signature)
ROCHIMAN SUKARNO
Head of Investor Relation

INFOMEMO
First Half 2005
First Half 2005 Results
(Unaudited)
Date : August 5, 2005
No: C.TEL /PR110/UHI/2005
This document contains certain financial conditions and results of operation, and may also contain certain projections, plans, strategies, and objectives of the Company, which would be treated as forward looking statements within the meaning of applicable law. Forward looking statements, by their nature, involve risk and uncertainty that could cause actual results and development to differ materially from those expressed or implied in these statements. TELKOM does not guarantee that any action, which should have been taken in reliance on this document will bring specific results as expected.
Tickers
NYSE : TLK LSE : TKIA JSX : TLKM
Divisions
Telkom Regions: I,II,III,IV,V,VI
KSO Region : VII
Shares in issues
20,159,999,280 shares
Major Shareholders
Govt. of Indonesia : 51.19%
Public : 48.81%
Conversion Rates (US$ 1.00)
2004 =Rp 9,390 (June 30, 2004)
2005 =Rp 9,760 (June 30, 2005)
FINANCIAL HIGHLIGHTS

	Q105	Q205	Growth	1H04	1H05	Growth
Key Indicators	(Rp. Bn)	(Rp. Bn)	(%)	(Rp. Bn)	(Rp. Bn)	(%)
Operating Revenues	9,347	10,038	7.4	16,134	19,385	20.1
Operating Expenses	5,652	5,751	1.8	9,426	11,404	21.0
Operating Income (EBIT)	3,695	4,286	16.0	6,708	7,981	19.0
EBITDA	5,483	6,147	12.1	10,127	11,630	14.8
Net Income (NI)	1,703	2,000	17.4	2,509	3,703	47.6
Operating Margin (%)	39.5	42.7	3.2	41.6	41.2	(0.4)
EBITDA Margin (%)	58.7	61.2	2.5	62.8	60.0	(2.8)
Net Income Margin (%)	18.2	19.9	1.7	15.6	19.1	3.5
Earnings per Share (EPS)	84.5	99.2	17.4	124.5	183.7	47.6
Price to Earnings (P/E)	53.0	50.4	4.9	29.7	27.2	8.4
TELKOM Financial Indicators — 1st Half
(in billion Rp)
OPERATIONAL HIGHLIGHTS

	FY2004	Net Add (in 000)		Growth	Total (in 000)		Growth
Description	(in 000)	Q105	Q205	(%)	1H04	1H05	(%)
TELKOM
*LIS Wireline	8,559	52	24	(53.8)	8,428	8,635	2.5
LIS Wireless	1,429	415	1,614	289.0	741	3,458	366.6
Total	9,988	467	1,638	250.8	9,169	12,093	31.9

TELKOMSEL
Customer:
HALO	1,328	46	52	13.0	1,162	1,426	22.7
simPATI	11,558	544	1,671	207.2	10,806	13,773	27.5
KARTU As	3,405	986	1,958	98.6	398	6,349	1495.2
Total	16,291	1,576	3,681	133.6	12,366	21,548	74.3

*)	LIS (Line in Service) = Subscribers + Public Phone
Fixed line LIS VS Cellular Subscribers
(in thousand)
NOTABLE FIGURES
•	The total number of Lines in Service (LIS) for fixed wireless (Flexi) has grown by 366.6%, covering 219 cities.
•	Telkomsel has kept its position as a market leader with 54% of market share and 21.5 millions subscribers
•	The ratio of TELKOM’s US denomination debt to the total consolidated debt has declined from 63.5% to 58.4%
•	Consolidated Net Income has increased significantly, by 47.6%

PT. TELEKOMUNIKASI INDONESIA, Tbk.
ANNOUNCEMENT FOR THE FIRST HALF 2005 RESULTS
(Unaudited)

Jakarta, August 5, 2005 - PT Telekomunikasi Indonesia, Tbk. (“TELKOM” or “the Company”), has announced its audited consolidated financial statements and operational results for the first half 2005. All figures in this report are prepared in accordance with Generally Accepted Accounting Principles in Indonesia (Indonesian GAAP).
FINANCIAL RESULTS
Profit and Loss Statement
Financial results as of June 30, 2005 compared to the same period last year:
Operating Revenues increased by Rp 3,250.5 billion or 20.1%, summarized as follows:
▪	Cellular Revenues increased by Rp 1,451.2 billion or 29.3%, mainly due to the increase in the total number of prepaid and post-paid customers by 23% and 80% respectively.
▪	Data and Internet Revenues increased by Rp 916.0 billion or 42.7%, mainly due to the 22.2% growth in TelkomNet Instan usage to 1.38 billion minutes and the growth in Telkomsel SMS production by 49.1% to 7.3 billion.
▪	Interconnection Revenues increased by Rp 775.6 billion or 28.2%, mainly due to the 28.57% growth in net interconnection revenues from Telkomsel’s mobile cellular network and the increased usage by international callers.
▪	Fixed phone Revenues increased by Rp 46.9 billion or 0.9%, mainly due to the growth in the number of Lines in Service (LIS) of fixed wireless and wireline by 366.6% and 2.5% respectively. The revenues growth was not significant, as a result of a decrease in the total amount of pulse production from local and long distance calls.
▪	Network Revenues decreased by Rp 80.8 billion or 29.4%, mainly due to a 50.59% decrease in leased lines revenues as a result of the elimination of intra-company transaction.
▪	International Call (TIC-007) revenues recorded for outgoing call of Rp 106.1 billion (net basis). The TIC-007 service was launched commercially at the end of June 2004.
Revenues contribution

Operating Expenses increased by Rp 1,977.5 billion or 21.0%, summarized as follows:
▪	Personnel Expenses increased by Rp 1,069.9 billion or 40%, mainly due to an additional expense from early retirement of Rp 558.4 billion as well as an increase in employees’ income tax by 126.1% to Rp 428.0 billion.
▪	Operation and Maintenance Expenses increased by Rp 595.9 billion or 27.1%, mainly due to the increase in Telkomsel’s operation and maintenance expenses as well as an increase in concession fees and radio frequency charges as a result of an increase in the number of BTS and RTX. Moreover, the growth in cost of phone cards (Telkomsel and TELKOMFlexi prepaid cards) has also raised the expenses.
▪	Depreciation Expenses increased by Rp 199.7 billion or 6.7%, as a result of new installations of fixed assets.
▪	General and Administrative expenses increased by Rp 72.4 billion or 6.3%, mainly due to the increase in provision for doubtful accounts and inventory obsolescence, as well as an increase in amortization of intangible assets.
Expenses contribution
As of the period ended June 30, 2004, TELKOM has recorded Operating Income of Rp 7,981 billion, an increase of 19% compared to the same period last year. TELKOM’s EBITDA has also increased by 14.8% to Rp 11,630 billion.
Other Charges decreased by 63.6% to Rp 595.7 billion as of June 30 2005, mainly due to the decrease in the Interest Expense and loss on Foreign Exchange. Moreover, the increase in Equity in net income of associated companies also led the Other Charges to decline.
Net Income
For the first half of 2005, the Company has recorded an increase in Net Income of 47.6% to Rp 3,703.2 billion.
CAPITAL EXPENDITURE
For the year 2005 TELKOM group budgeted Rp 12,971.5 billion on CAPEX, primarily consisting of Rp 5,572.3 billion for TELKOM and approximately Rp 7,153 billion for TELKOMSEL.

TELKOM (unconsolidated)
As of June 30, 2005, the Company has spent Rp795.5 billion for CAPEX (payment based), consisting of:

Amount (Rp. Bn)
Infrastructure	566.3
Commercial services	169.3
Supporting services	58.9

Total	794.5

TELKOMSEL
From January to June 2005, the Company added Rp 2,960 billion (US$313 million) to fixed-assets, mostly used for network capacity addition, coverage expansion, and quality enhancement. Cash spending on CAPEX for the first half 2005 was Rp 3,000 billion (US$317 million). There were 1,536 new BTS’s installed, adding additional capacity for 5 millions new subscribers in the first semester 2005. Overall network capacity at the end of June 30, 2005 was approximately 22.9 millions subscribers.
CONSOLIDATED DEBT
Consolidated debt composition
As of June 30, 2005, TELKOM’s debt portfolio (short-term and long-term) in foreign currencies and in Indonesian Rupiah equivalents was as follows:

	Original (in million)		Rp (in billion)		Portion (%)
Currencies	2004	2005	2004	2005	2004	2005
IDR/ Rupiah	4,297,580.0	4,266,915.1	4,297.6	4,266.9	23.6%	28.6%
U.S. Dollar	1,218.0	893.5	11,585.1	8,718.6	63.5%	58.4%
Japanese Yen	17,242.0	16,099.1	1,489.8	1,423.3	8.2%	9.5%
EURO	75.3	44.0	857.8	516.5	4.7%	3.5%

Total			18,230.2	14,925.3
Of the total consolidated debt, 80.3% is defined as a long term debt.
UNCONSOLIDATED DEBT (TELKOM as single entity)
As of June 30, 2005, TELKOM’s debt portfolio (short-term and long-term) in original currencies and in Indonesian Rupiah equivalent was as follows:

	Original (in million)		Rp (in billion)		Portion (%)
Currencies	2004	2005	2004	2005	2004	2005
IDR/Rupiah	4,224,810.0	4,051,319.6	4,224.8	4,051.3	26.0%	29.6%
U.S.Dollar	1,089.2	840.7	10,373.9	8,205.1	63.7%	60.0%
Japanese Yen	17,242.0	16,099.1	1,489.8	1,423.3	9.2%	10.4%
EURO	16.6	0	189.6	0	1.2%	0.0%

Total			16,278.1	13,679.6

On April 15th, 2005, TELKOM refinanced its debt by borrowing US$ 49 million from HSBC for loan prepayment to BCA, with the lower interest rate (LIBOR + 1.80%, instead of LIBOR + 2.85%).
In addition, the average interest rate for IDR decreased from 11.9% to 10.3% and for USD decreased from 5.5% to 5.4%.
TELKOM hedges its foreign currencies exposures through time deposit placement, mainly in US Dollars. As of June 30, 2005, the Company’s deposit covered approximately 6.24% of foreign debts from July 1, 2005 to June 30, 2006.
OPERATIONAL RESULTS
Fixed-Lines in Service (including Fixed Wireless)
As of June 30, 2005, TELKOM, including KSO VII, recorded 12.10 millions Lines in Service (LIS) of fixed line, consisting of 8.64 millions LIS of fixed wireline and 3.46 millions LIS of fixed wireless.
Net additional LIS as of June 30 2005 reached 2.10 millions lines, an increase of 204.3% compared to 0.69 millions lines in the first half 2004.
Fixed-Wireless CDMA Services
As of June 30, 2005, TELKOMFlexi contributed Rp 641 billion to TELKOM revenues, mainly generated from voice, SMS, and interconnection.
TELKOMFlexi performances as of June 30, 2005 are as follows:
Flexi still recorded high growth in
LIS (366.6%)

Descriptions	Unit	1H04	1H05	Growth(%)
Line in service
Classy/Postpaid	Subs	510,939	845,965	65.6
Trendy/Prepaid	Subs	230,198	2,612,240	1,034.8
Total	Subs	741,137	3,458,205	366.6

Sales
Classy/Postpaid	Subs	308,336	314,264	1.9
Trendy/Prepaid	Subs	193,525	2,238,071	1,056.5
Total	Subs	501,861	2,552,335	408.6

ARPU (6 months average)
Classy/Postpaid	Rp.(000)	134	102	(24.2)
Trendy/Prepaid	Rp.(000)	27	17	(36.0)
Blended	Rp.(000)	106	44	(58.8)

Production
Classy/Postpaid	Minutes	427,387,249	820,283,245	91.9
Trendy/Prepaid	Minutes	19,277,832	608,998,025	3,059.1

NETWORK
BTS	unit	620	1,342	116.5
Number of city in service	city	82	219	167.1

TELKOM International Call 007 (TIC-007)
As of June 30, 2005, TIC-007 has generated Rp 486.3 billion in revenues (gross basis), consisting of Rp 227.9 billion from TIC-007 outgoing call revenues, Rp 127.4 billion from outgoing interconnection revenues, and Rp 131.0 billion from incoming interconnection revenues. After eliminating all of the expenses, the total net revenues of TIC-007 was Rp 245.4 billion, including Rp 106.1 billion from the outgoing call (recorded under “International Revenues” in the Income Statement). TELKOM also recorded the incoming and outgoing international traffics of 178 million minutes and 64.2 million minutes respectively.
Cellular Services
Telkomsel is the largest mobile communication company in Indonesia with 54% subscriber’s market share and total subscribers of 21.5 millions at the end of June 2005.
Data and Internet Services
Cellular market share
As of June 30, 2005, the total access to TELKOMNet Instan connectivity amounted to 22.95 millions hours (1.38 bn minutes), an increase of 22.2% over the same period last year. Meanwhile, total Telkomsel’s SMS production increased by 49.1% to 7.3 billions SMS.
HUMAN RESOURCES
As of June 30, 2005, the total number of TELKOM (as a single entity) employees was 28,318 persons, consisting of 25,058 persons in TELKOM Regions and 3,260 persons in the KSO Region.
Productivity per employee as measured by the number of fixed lines in service per employee as of June 30, 2005 was 427 compared to 303 for June 30 2004.
RECENT DEVELOPMENTS
•	Filing of Annual Report on Form 20-F for the year 2004

On July 14, 2005, TELKOM has filed its Annual Report on Form 20-F for the year ended December 31, 2004 with the United States Securities and Exchange Commission (“US-SEC”) in Washington DC. The Company had previously filed with the US-SEC for a 15 day extension of the June 30 filing deadline to July 15, 2005.
•	Results of the TELKOM Annual General Meeting of Shareholders
1.	A. Approved the Annual Report of the Company B. Ratified the Annual Report on Partnership and Community Involvement Program of the Company for financial year 2004

2.	Approved and ratified the Annual Account of the Company which consist of Balance Sheet and the Profit and Loss Statement of the Company (Consolidated) for financial year 2004 together with the explanation.

3.	A. Approved the determination of the net profit of the Company for financial year 2004 in the amount of Rp.6,129,209,682,931,-, to be allocated as follows:
1)	Reserve Fund pursuant to the provision of Article 61 Law No. 1/1995 regarding the Limited Liability Company, in the amount of 2% or Rp.122,584,193,659

2)	Cash Dividend in the amount of 50% or Rp.3,064,604,841,466 or Rp.152.014 per share, each share having nominal value Rp.250

3)	Partnership Program for financial year 2005, in the amount of 1% or Rp.61,292,096,829

4)	Recorded as Retained Earnings to support the development of the Company in the amount of 47% or Rp.2,880,728,550,978
B.	Funding for the Community Development Program for financial year 2005, which calculation is based on 0.50% of the net profit of the Company for financial year 2004 or in the amount of Rp.30,646,048,415
4.	A. Approved the authorisation to the Board of Commissioners to appoint the Public Accountant Firm which will audit the Consolidated Annual Account of the Company for financial year 2005 and which will audit appropriation of funding of the Partnership and Community Involvement Program for financial year 2004.
B.	To authorize the Board of Commissioners to appoint a substitute Public Accountant Firm and determine the provision and requirement of its appointment in the event Public Accountant Firm which has been appointed cannot perform or continue its obligation because of whatsoever reasons.
5.	Approve the appointment of the new members of the Board of Directors with the term of office as of the closing of this Meeting up to the closing of the Annual General Meeting in the year 2010, with the following composition:

1) Arwin Rasyid	: President Director
2) Garuda Sugardo	: Vice President Director
3) Rinaldi Firmansyah	: Director of Finance
4) Abdul Haris	: Director of Network & Solution
5) Arief Yahya	: Director of Enterprise & Wholesale
6) John Welly	: Director of HRD
7) Guntur Siregar	: Director of Consumer
Corporate Secretary,
ADEK JULIANWAR

Table 1
PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS (UNAUDITED)
AS OF JUNE 30, 2004 AND 2005

	2004	2005
	Rp. in million	Rp. in million
	(Restated)
ASSETS

CURRENT ASSETS
Cash and cash equivalents	6,983,664	6,009,872
Temporary investments	52,866	100,418
Trade accounts receivable
Related parties — net of allowance for doubtful accounts of Rp142,263 million in 2004 and Rp115,673 million in 2005	670,191	462,403
Third parties — net of allowance for doubtful accounts of Rp485,478 million in 2004 and Rp543,659 million in 2005	2,835,907	2,963,365
Other accounts receivable — net of allowance for doubtful accounts of Rp30,727 million in 2004 and Rp12,493 million in 2005	57,949	69,033
Inventories — net of allowance for obsolescence of Rp42,027 million in 2004 and Rp48,638 million in 2005	139,644	139,680
Prepaid expenses	589,259	998,558
Prepaid taxes	39,395	1,574
Other current assets	163,302	45,808

Total Current Assets	11,532,177	10,790,711

NON-CURRENT ASSETS
Long-term investments — net	75,318	91,062
Property, plant and equipment — net of accumulated depreciation of Rp25,922,963 million in 2004 and Rp32,248,211 million in 2005	37,660,319	41,103,370
Property, plant and equipment under revenue- sharing arrangements — net of accumulated depreciation of Rp777,766 million in 2004 and Rp467,230 million in 2005	228,923	440,456
Prepaid pension cost	185,513	43,020
Advances and other non-current assets	261,912	1,133,373
Goodwill and other intangible assets — net of accumulated amortization of Rp1,402,812 million in 2004 and Rp2,305,110 million in 2005	5,623,170	4,952,349
Advance payments for investment in shares of stock	65,458	—
Escrow account	624,298	84,237

Total Non-current Assets	44,724,911	47,847,867

TOTAL ASSETS	56,257,088	58,638,578

Table 1 (Continued)
PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS (UNAUDITED)
AS OF JUNE 30, 2004 AND 2005

	2004	2005
	Rp. in million	Rp. in million
	(Restated)
LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES
Trade accounts payable
Related parties	767,978	707,462
Third parties	2,788,977	3,121,744
Other accounts payable	51,256	26,578
Taxes payable	1,008,045	1,433,424
Dividends payable	680,270	3,529,047
Accrued expenses	1,846,623	1,343,184
Unearned income	746,869	1,210,464
Advances from customers and suppliers	384,147	281,147
Short-term bank loans	773,595	791,738
Current maturities of long-term liabilities	2,441,383	2,142,747

Total Current Liabilities	11,489,143	14,587,535

NON-CURRENT LIABILITIES
Deferred tax liabilities — net	3,382,662	3,127,699
Unearned income on revenue-sharing arrangements	100,368	321,661
Unearned initial investor payments under joint operation scheme	28,266	19,506
Provision for long service award	534,870	569,599
Provision for post-retirement health care benefits	1,952,335	1,886,327
Provision for other post-retirement benefits	11,402	21,677
Long-term liabilities — net of current maturities
Two-step loans — related party	6,750,786	5,081,358
Notes and bonds	1,742,959	1,598,827
Bank loans	2,569,807	1,826,436
Liabilities for acquisition of subsidiaries and KSO IV	3,942,516	3,484,116
Other long-term debt	9,150	—

Total Non-current Liabilities	21,025,121	17,937,206

MINORITY INTEREST IN NET ASSETS OF SUBSIDIARIES	3,912,474	5,128,664

STOCKHOLDERS’ EQUITY
Capital stock — Rp250 par value per Series A
Dwiwarna share and Series B share
Authorized — one Series A Dwiwarna share and 79,999,999,999 Series B shares
Issued and fully paid — one Series A Dwiwarna share and 20,159,999,279 Series B shares	5,040,000	5,040,000
Additional paid-in capital	1,073,333	1,073,333
Difference in value of restructuring transactions between entities under common control	(7,288,271)	(7,288,271)
Difference due to change of equity in associated companies	385,595	385,595
Unrealized gain on investment in securities available for sale	136	2,383
Translation adjustment	232,078	231,252
Retained earnings
Appropriated	1,559,068	1,803,397
Unappropriated	18,828,411	19,737,484

Total Stockholders’ Equity	19,830,350	20,985,173

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	56,257,088	58,638,578

Table 2
PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED) FOR THE SIX
MONTHS PERIOD ENDED JUNE 30, 2004 AND 2005
(Figures in table are presented in millions, except share and per ADS data)

	2004	2005
	Rp. in million	Rp. in million
	(Restated)
OPERATING REVENUES
Telephone
Fixed lines	5,426,655	5,473,578
Cellular	4,957,675	6,408,876
International	—	106,064
Interconnection	2,750,678	3,526,238
Joint operation schemes	293,836	316,188
Data and Internet	2,144,363	3,060,411
Network	274,836	194,046
Revenue-sharing arrangements	63,308	101,182
Other telecommunications services	222,734	198,007

Total Operating Revenues	16,134,085	19,384,590

OPERATING EXPENSES
Personnel	2,675,323	3,745,204
Depreciation	2,990,228	3,189,975
Operations, maintenance and telecommunication services	2,200,010	2,795,867
General and administrative	1,150,958	1,223,321
Marketing	409,587	449,239

Total Operating Expenses	9,426,106	11,403,606

OPERATING INCOME	6,707,979	7,980,984

OTHER INCOME (CHARGES)
Interest income	184,416	136,178
Interest expense	(813,119)	(647,594)
Gain (loss) on foreign exchange — net	(1,254,947)	(357,003)
Equity in net income (loss) of associated companies	2,824	6,792
Others — net	244,180	265,947

Other income (charges) — net	(1,636,646)	(595,680)

INCOME BEFORE TAX	5,071,333	7,385,304

TAX EXPENSE
Current tax	(1,836,602)	(2,545,814)
Deferred tax	164,107	224,395

	(1,672,495)	(2,321,419)

INCOME BEFORE MINORITY INTEREST IN NET INCOME OF SUBSIDIARIES	3,398,838	5,063,885

MINORITY INTEREST IN NET INCOME OF SUBSIDIARIES	(889,347)	(1,360,692)

NET INCOME	2,509,491	3,703,193

BASIC EARNINGS PER SHARE
Net income per share	124.48	183.69

Net income per ADS (40 Series B shares per ADS)	4,979.15	7,347.61

Table 2A
Breakdown of the Statement of Income
For the six months period ended June 30, 2004 and 2005

	2004	2005	Growth
	(Rp. Million)	(Rp. Million)	(%)
1	2	3	4 = (3-2)/2
	(Restated)
OPERATING REVENUE
Fixed Lines (wireline + wireless)
Local	1,506,434	1,679,047	11.46
Long distance	2,425,945	1,980,371	(18.37)
Monthly subscription charges	1,319,033	1,628,167	23.44
Instalation charges	108,441	99,613	(8.14)
Phone cards	10,842	5,124	(52.74)
Others	55,960	81,256	45.20
Total Fixed lines Revenues	5,426,655	5,473,578	0.86
Cellular	4,957,675	6,408,876	29.27
International	—	106,064	—
Interconnection
Cellular	2,444,535	3,143,046	28.57
International	245,538	295,884	20.50
Other	60,605	87,308	44.06
Total Interconnection Revenues	2,750,678	3,526,238	28.20
Joint Operation Scheme
Minimum TELKOM Revenues	165,553	134,315	(18.87)
Share in Distributable KSO Revenue	127,863	181,142	41.67
Amortization of unearned initial investor payments under Joint Operation Scheme	420	731	73.90
Total Joint Operation Scheme Revenues	293,836	316,188	7.61
Data and Internet
SMS	1,595,446	2,304,542	44.45
Internet Connectivity	192,001	441,674	130.04
Data Communication	117,964	97,810	(17.08)
VOIP	179,945	109,985	(38.88)
E-Business Service	59,007	106,400	80.32
Total Data and Internet Revenues	2,144,363	3,060,411	42.72
Network
Satellite transponder lease	102,156	108,718	6.42
Leased lines	172,680	85,328	(50.59)
Total Network Revenues	274,836	194,046	(29.40)
Revenue Sharing Arrangement Revenues	63,308	101,182	59.83
Other Telecommunications Services (OTS)
Directory assistance	217,108	193,978	(10.65)
Others	5,626	4,029	(28.40)
Total OTS Revenues	222,734	198,007	(11.10)
TOTAL OPERATING REVENUES	16,134,085	19,384,590	20.15
OPERATING EXPENSES
Personnel	2,675,323	3,745,204	39.99
Depreciation	2,990,228	3,189,975	6.68
Operation, maintenance and telecommunications services
Operations and maintenance	1,085,606	1,391,851	28.21
Cost of phone cards	155,414	295,819	90.34
Lisence (Concession fees & radio frequency usage charges)	489,610	595,649	21.66
Electricity, gas and water	189,482	197,227	4.09
Insurance and Others	279,898	315,321	12.66
Total O & M	2,200,010	2,795,867	27.08
General and administrative
Provision for doubtful accounts and inventory obsolescence	171,455	218,312	27.33
Training, education and recruitment	86,534	69,919	(19.20)
Research, development and consultant	43,234	55,570	28.53
Collection expenses	155,568	174,481	12.16
Amortization of Intangible assets	429,108	459,076	6.98
Others	265,058	245,963	(7.20)
Total G & A	1,150,958	1,223,321	6.29
Marketing	409,587	449,239	9.68
TOTAL OPERATING EXPENSES	9,426,106	11,403,606	20.98
OPERATING INCOME	6,707,979	7,980,984	18.98

Table 2A (Continued)
Breakdown of the Statement of Income
For the six months period ended June 30, 2004 and 2005

	2004	2005	Growth
	(Rp. Million)	(Rp. Million)	(%)
1	2	3	4 = (3-2)/2
	(Restated)
OPERATING INCOME	6,707,979	7,980,984	18.98

OTHER INCOME (CHARGES)
Interest income	184,416	136,178	(26.16)
Interest expense	(813,119)	(647,594)	(20.36)
Gain (loss) on foreign exchange — net	(1,254,947)	(357,003)	(71.55)
Equity in net income (loss) of associated companies	2,824	6,792	140.51
Income from supporting activities	101,030	91,117	(9.81)
Others — net	143,150	174,830	22.13
Total Other Income (Charges) — net	(1,636,646)	(595,680)	(63.60)

INCOME BEFORE TAX	5,071,333	7,385,304	45.63

TAX EXPENSE
Currrent tax	(1,836,602)	(2,545,814)	38.62
Deffered tax	164,107	224,395	36.74
Total TAX EXPENSE	(1,672,495)	(2,321,419)	38.80

INCOME BEFORE MINORITY INTEREST IN NET INCOME OF SUBSIDIARIES	3,398,838	5,063,885	48.99

MINORITY INTEREST IN NET INCOME OF SUBSIDIARIES	(889,347)	(1,360,692)	53.00

NET INCOME	2,509,491	3,703,193	47.57

NET INCOME PER SHARE (FULL AMOUNT)	124.48	183.69	47.57

NET INCOME PER ADS (40 SERIES B SHARE PER ADS) (FULL AMOUNT)	4,979.15	7,347.61	47.57

Table 3
PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
FOR THE SIX MONTHS PERIOD ENDED JUNE 30, 2004 AND 2005

	2004	2005
	Rp. in million	Rp. in million
	(Restated)
CASH FLOWS FROM OPERATING ACTIVITIES
Cash receipts from operating revenues
Telephone
Fixed lines	4,757,797	5,820,641
Cellular	6,072,449	6,495,248
Joint operation scheme	797,598	305,749
Interconnection — net	1,952,305	3,018,150
Other services	804,454	3,622,348

Total cash receipts from operating revenues	14,384,603	19,262,136
Cash payments for operating expenses	(6,168,009)	(7,679,669)

Cash generated from operations	8,216,594	11,582,467

Interest received	187,470	136,685
Income tax payments	(2,157,157)	(2,754,115)
Interest paid	(613,602)	(550,979)
Cash receipt (refund) from/to customers and advances	19,021	(14,612)

Net Cash Provided by Operating Activities	5,652,326	8,399,446

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from investments and maturity of time deposits	345,594	15,485
Purchase of marketable securities and placements in time deposits	(394,454)	(95,953)
Proceeds from sale of property, plant and equipment	3,544	80,117
Acquisition of property, plant and equipment	(2,095,457)	(4,808,148)
Payment of advances for acquisition of property, plant and equipment	(85,958)	261,990
Increase (decrease) in advances and others	—	(7,355)

Net Cash Used in Investing Activities	(2,226,731)	(4,553,864)

CASH FLOWS FROM FINANCING ACTIVITIES
Received of long-term liabilities	166,901	1,018,546
Repayments of bonds	(490,803)	(780,565)
Repayments of long-term liabilities	(1,178,344)	(2,054,601)
Repayments of promissory notes	—	(290,000)
Cash dividends paid	—	(554,550)
Decrease (increase) in escrow accounts	(147,726)	(47,956)

Net Cash Used in Financing Activities	(1,649,972)	(2,709,126)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	1,775,623	1,136,456

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	113,569	17,292

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	5,094,472	4,856,124

CASH AND CASH EQUIVALENTS AT END OF YEAR	6,983,664	6,009,872

Table 4
FINANCIAL RATIOS FOR THE SIX MONTHS PERIOD ENDED JUNE 30, 2004 & 2005

	2004	2005	Growth (%)
1	2	3	4=(3-2)/2
Contribution of pulses to total fixed-phone revenue:
Local Calls (%)	27.76	30.68	2.92
Domestic Long Distance Calls (%)	44.70	36.18	(8.52)
Monthly subscription charges (%)	24.31	29.75	5.44
Installation charges (%)	2.00	1.82	(0.18)
Phone-card	0.20	0.09	(0.11)
Others (%)	1.03	1.48	0.45
Contribution to total operating revenues:
Cellular (%)	30.73	33.06	2.33
Fixed-phone (%)	33.63	28.24	(5.40)
International (%)	—	0.55	0.55
Revenue under JOS (%)	1.82	1.63	(0.19)
Interconnection (%)	17.05	18.19	1.14
Network (%)	1.70	1.00	(0.70)
Data dan internet (%)	13.29	15.79	2.50
Revenue under RSA (%)	0.39	0.52	0.13
Other telecommunications services (%)	1.38	1.02	(0.36)
EBITDA (Rp million)	10,127,316	11,630,035	14.84
EBITDA margin (%)	62.77	60.00	(2.77)
Operating margin (%)	41.58	41.17	(0.40)
Profit Margin (%)	15.55	19.10	3.55
Current ratio (%)	100.37	73.97	(26.40)
Return on Assets (%)	4.46	6.32	1.85
Return on Equity (%)	12.65	17.65	4.99
Total Liabilities to Equity (%)	163.96	154.99	(8.97)
Gearing (Net Debt to Equity) (%)	53.30	41.60	(11.69)
Debt to Equity (%)	91.93	71.12	(20.81)
Debt to EBITDA (%)	180.01	128.33	(51.68)
Debt Service Ratio (Times)	2.5	3.2	0.73
EBITDA to Interest Expense (times)	12.5	18.0	5.50
EBITDA to Net Debt (%)	95.8	133.2	37.39
ARPU Fixed Wireline (Rp 000)	165.0	174.0	5.45
ARPU Fixed Wireless (Rp 000)	106.0	43.0	(59.43)

Table 5
FIXED TELEPHONE LINE
AS OF JUNE 2005

	REALISASI		GROWTH (%)
URAIAN
	2004	2005
Exchange Capacity TELKOM Division
Wireline	8,689,599	8,957,310	3.08
Wireless	788,230	1,952,644	147.73
Total Exchange Cap. TELKOM (Wireline & Wireless)	9,477,829	10,909,954	15.11

Exchange Capacity KSO Division
Wireline	932,365	1,032,466	10.74
Wireless (MSC)	61,550	189,700	208.20
Total Exchange Cap. KSO (Wireline & Wireless)	993,915	1,222,166	22.96

Exchange Capacity TELKOM & KSO Division
Wireline	9,621,964	9,989,776	3.82
Wireless	849,780	2,142,344	152.11
Total Exchange Cap. TELKOM & KSO (Wireline & Wireless)	10,471,744	12,132,120	15.86

Installed Lines TELKOM Division
Wireline	8,137,441	8,387,547	3.07
Wireless	1,137,810	2,876,432	152.80
Total Installed Lines TELKOM (Wireline & Wireless)	9,275,251	11,263,979	21.44

Installed Lines KSO Division
Wireline	891,908	972,796	9.07
Wireless	102,100	262,337	156.94
Total Installed Lines KSO (Wireline & Wireless)	994,008	1,235,133	24.26

Installed Lines TELKOM & KSO Division
Wireline	9,029,349	9,360,343	3.67
Wireless	1,239,910	3,138,769	153.14
Total Installed Lines TELKOM & KSO (Wireline & Wireless)	10,269,259	12,499,112	21.71

Subscribers TELKOM Division
Wireline	7,237,840	7,378,112	1.94
Wireless	675,180	3,236,149	379.30
Total Subscribers TELKOM Division (Wireline & Wireless)	7,913,020	10,614,261	34.14

Subscribers KSO Division
Wireline	776,211	831,882	7.17
Wireless	65,012	214,375	229.75
Total Subscribers KSO Division (Wireline & Wireless)	841,223	1,046,257	24.37

Subscribers TELKOM & KSO Division
Wireline	8,014,051	8,209,994	2.44
Wireless	740,192	3,450,524	366.17
Total Subscribers -TELKOM & KSO Division (Wireline & Wireless)	8,754,243	11,660,518	33.20

Public Phone TELKOM Division
Wireline	387,450	395,675	2.12
Wireless	945	7,681	712.80
Total Public Phone TELKOM Division (Wireline & Wireless)	388,395	403,356	3.85

Public Phone KSO Division
Wireline	26,173	28,969	10.68
Wireless	—	—
Total Public Phone KSO Division (Wireline & Wireless)	26,173	28,969	10.68

Public Phone TELKOM & KSO Division
Wireline	413,623	424,644	2.66
Wireless	945	7,681	712.80
Total Public Phone TELKOM & KSO Division (Wireline & Wireless)	414,568	432,325	4.28

Lis Fixed TELKOM Division
Wireline	7,625,290	7,773,787	1.95
Wireless	676,125	3,243,830	379.77
Total Lines In Services TELKOM (Wireline & Wireless)	8,301,415	11,017,617	32.72

Lis Fixed KSO Division
Wireline	802,384	860,851	7.29
Wireless	65,012	214,375	229.75
Total Lines In Services KSO (Wireline & Wireless)	867,396	1,075,226	23.96

Lis Fixed TELKOM & KSO Division
Wireline	8,427,674	8,634,638	2.46
Wireless	741,137	3,458,205	366.61
Total Lines In Services TELKOM & KSO Division (Wireline & Wireless)	9,168,811	12,092,843	31.89

Column 3 TELKOM Division	Column 4 TELKOM Division includes :
includes :	Regional Division — I Sumatera
Regional Division — I	Regional Division — II Jakarta
Sumatera	Regional Division — III West Java
Regional Division — II	Regional Division — IV Central Java
Jakarta	Regional Division — V East Java
Regional Division — III	Regional Division — VI kalimantan
West Java

Table 6
PULSE PRODUCTION
AS OF JUNE 2005

URAIAN	UNIT	REALISASI		GROWTH (%)
		2004	2005
Production :

Subscriber —TELKOM Division
Wireline	Pulses	28,998,811,991	29,033,782,677	0.12
Wireless (exclude data & sms)	Second	23,221,062,367	75,387,716,109	224.65

Subscriber —KSO Division
Wireline	Pulses	3,365,792,777	4,715,102,999	40.09
Wireless (exclude data & sms)	Second	3,039,585,696	7,361,324,358	142.18

Subscriber TELKOM & KSO Division
Wireline	Pulses	32,364,604,768	33,748,885,676	4.28
Wireless (exclude data & sms)	Second	26,260,648,063	82,749,040,467	215.11

Public Phone —TELKOM Division
Wireline	Pulses	7,043,845,035	5,809,598,200	(17.52)
Wireless (exclude data & sms)	Second	465,845,953	2,891,622,973	520.73

Public Phone — KSO Division
Wireline	Pulses	1,136,616,441	962,816,034	(15.29)
Wireless (exclude data & sms)	Second	73,410,801	116,212,787	58.30

Public Phone — TELKOM & KSO Division
Wireline	Pulses	8,180,461,476	6,772,414,234	(17.21)
Wireless (exclude data & sms)	Second	539,256,754	3,007,835,760	457.77

Lines in Services — Production TELKOM & KSO Division
Wireline	Pulses	40,545,066,244	40,521,299,910	(0.06)
Wireless (exclude data & sms)	Second	26,799,904,817	85,756,876,227	219.99

Productivity Per Average Subscriber Line TELKOM & KSO Division
Wireline	Pulses/Line	4,091	4,128	0.91
Wireless	Second/Line	52,290	33,940	(35.09)

Productivity Per Average LIS TELKOM & KSO Division
Wireline	Pulses/Line	4,873	4,713	(3.27)
Wireless	Second/Line	53,284	35,092	(34.14)

Column 3	Column 4
TELKOM Division includes:	TELKOM Division includes :
Regional Division — I Sumatera	Regional Division — I Sumatera
Regional Division — II Jakarta	Regional Division — II Jakarta
Regional Division — III West Java	Regional Division — III West Java
Regional Division — IV Central Java	Regional Division — IV Central Java
Regional Division — V East Java	Regional Division — V East Java
Regional Division — VI kalimantan	Regional Division — VI kalimantan

Table 7
PT.TELKOMSEL
BALANCE SHEETS (UNAUDITED)
AS OF JUNE 30, 2004 AND 2005
(In Billions of Rupiah and Millions of U.S. Dollar)

	2004	2005
	Rp .	Rp .	US$ (1)	Growth (%)
ASSETS
CURRENT ASSETS
Cash and cash equivalents (2)	3,440	3,024	310	(12.09)
Short-term investment	—	45	5	—
Acct. receivable — net of allow. for doubtful acct.	243	428	44	76.13
Accrued income	383	348	36	(9.14)
Advances	12	3	—	(75.00)
Inventories	34	45	5	32.35
Prepaid taxes & expenses	274	559	58	104.01
Claim for tax refund	37	40	4	8.11
Others	11	—	—	(100.00)
Total Current Assets	4,434	4,492	462	1.31
LONG-TERM INVESTMENT	—	9	1	—
PROPERTY, PLANT AND EQUIPMENT
Fixed assets	18,327	23,966	2,467	30.77
Work in progress	200	1,084	112	442.00
Accumulated depreciation	(4,907)	(7,550)	(777)	53.86
PPE — Net Book Value	13,620	17,500	1,802	28.49
OTHER ASSETS
Advances for PPE	—	181	19	—
Others	35	29	3	(17.14)
Total Other Assets	35	210	22	500.00
TOTAL ASSETS	18,089	22,211	2,287	22.79

CURRENT LIABILITIES
Short-term loan	—	170	17	—
Accounts payable	186	241	25	29.57
Accrued liabilities	1,608	1,930	199	20.02
Taxes payable	412	817	84	98.30
Unearned income	701	1,229	127	75.32
Dividends payable	1,906	1,642	169	(13.85)
Curr. maturities of long-term loan	273	323	33	18.32
Total Current Liabilities	5,086	6,352	654	24.89
NON-CURRENT LIABILITIES
Deferred tax liabilities	612	809	83	32.19
Long term loan — net of current maturities	805	664	69	(17.52)
Guaranteed notes — net	759	—	—	(100.00)
Total Non-current Liabilities	2,176	1,473	152	(32.31)
EQUITY
Capital stock — Rp 1,000,000 par value Authorized - 650,000 shares Issued and fully paid - 182,570 shares	183	183	19	0.00
Additional paid-in capital	1,505	1,505	155	0.00
Retained earnings	9,139	12,698	1,307	38.94
Total Equity	10,827	14,386	1,481	32.87

TOTAL LIAB. & STOCKHOLDERS’ EQUITY	18,089	22,211	2,287	22.79

Notes:

— 2004 figures have been reclassified to conform with 2005 presentations

— (1) US$ 1 = Rp. 9,713 (middle rate on Jun. 30, 2005, quoted from Bank Indonesia).

— (2) Consisting of US$ 75.4 mln, Euro 59.2 mln and Rp. 1.6 trln for 2005

Table 8
PT. TELKOMSEL
STATEMENTS OF INCOME (UNAUDITED)
FOR THE SIX MONTHS ENDED JUNE 30,
2004 AND 2005
(In Billions of Rupiah and Millions of U.S. Dollar)

	2004	2005
				Growth (%)
	Rp .	Rp .	US$ (1)
OPERATING REVENUES
Post-paid	1,881	2,211	234	17.54
Prepaid	5,183	7,534	797	45.36
International roaming	308	397	42	28.90
Interconnection revenues	1,053	1,384	147	31.43
Gross Operating Revenues	8,425	11,526	1,220	36.81
Less:
— Discounts/commissions	507	945	100	86.39
— intercon. / intl. roam. / data provider charges	1,078	1,261	133	16.98
Net Operating Revenues	6,840	9,320	987	36.26

OPERATING EXPENSES
Personnel	223	285	30	27.80
Operation & maintenance	1,017	1,281	136	25.96
General & administrative	262	279	30	6.49
Marketing & selling	137	200	21	45.99
Rev. dependent & other cost of services	367	564	60	53.68
Depreciation and amortization	1,249	1,295	137	3.68
Total Operating Expenses	3,255	3,904	414	19.94

EBIT (EARNINGS BEFORE INTEREST & TAXES)	3,585	5,416	573	51.07
OTHER INCOME/(CHARGES)
Interest income & financing charges	(87)	(13)	(1)	(85.06)
Foreign exchange gain/(loss)	(29)	(20)	(2)	(31.03)
Others — net	26	27	3	3.85
Other income/(charges) — net	(90)	(6)	—	(93.33)

INCOME BEFORE TAX	3,495	5,410	573	54.79
PROVISION FOR INCOME TAX	1,073	1,618	171	50.79
NET INCOME	2,422	3,792	402	56.56

EBITDA	4,834	6,711	710	38.83
EBITDA Margin — over gross revenues	57%	58%	58%	1.75
EBITDA Margin — over net revenues	71%	72%	72%	1.41

ROA	30%	34%	34%	4.00
ROE	50%	54%	54%	4.00

Notes:

— 2004 figures have been reclassified to conform with 2005 presentations

— (1) US$ 1 = Rp.9,447 (average end of months Jan-Jun 2005 mid-rate, quoted from Bank Indonesia)

Table 9
PT.TELKOMSEL
OPERATIONAL INDICATORS AS OF JUNE 30, 2004 & 2005

	Unit	2004	2005	Growth (%)
CUSTOMER BASE
Net Additions
kartuHALO	Subscriber (000)	154	99	(35.71)
simPATI	Subscriber (000)	2,225	2,215	(0.45)
Kartu As	Subscriber (000)	398	2,944	639.70
Total	Subscriber (000)	2,777	5,258	89.34
Customer base
kartuHALO	Subscriber (000)	1,162	1,426	22.72
simPATI	Subscriber (000)	10,806	13,773	27.46
Kartu As	Subscriber (000)	398	6,349	1,495.23
Total	Subscriber (000)	12,366	21,548	74.25

ARPU
Total (6 months average)
kartuHALO	Rp.’000 per mo.	309	294	(4.85)
simPATI	Rp.’000 per mo.	84	80	(4.76)
Kartu As	Rp.’000 per mo.	80	42	(47.50)
Blended	Rp.’000 per mo.	106	87	(17.92)
Non-voice/SMS (6 months average)
kartuHALO	Rp.’000 per mo.	38	46	21.05
simPATI	Rp.’000 per mo.	23	23	0.00
Kartu As	Rp.’000 per mo.	28	14	(50.00)
Blended	Rp.’000 per mo.	25	23	(8.00)

Effective ARPU (net booked revenues / average subs / 6)	Rp.’000 per mo.	104	82	(20.95)

SMS
# messages/sub/month kartuHALO	message	125	141	12.80
# messages/sub/month simPATI	message	69	65	(5.80)
# messages/sub/month KARTU As	message	45	53	17.78

NETWORK DATA
Network capacity
Base stations installed	Unit	5,400	7,741	43.35
Overall capacity all network elements	Subs. mln.	14.0	22.9	63.57
Quality of service
Call success rate	%	95.32%	94.17%	(1.15)
Call completion rate	%	99.31%	99.26%	(0.05)

EMPLOYEE DATA
Total employees	person	3,053	3,315	8.58
Efficiency ratio	Subs/employee	4,050	6,500	60.48